                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO.    )*

                          INTERNATIONAL FIBERCOM, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock Without Par Value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  45950T-10-1
--------------------------------------------------------------------------------
                                (CUSIP Number)

 John M. Liviakis, 2420 "K" St., Suite 220, Sacramento, CA 95816, (916)448-6084
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                November 2, 1997
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           (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.     45850T-10-1                                     PAGE 2 OF 36 PAGES

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   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Liviakis Financial Communications, Inc.
                 68-0311399
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            State of California
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                      7   SOLE VOTING POWER
                          1,425,000
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY             0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            1,425,000
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,425,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              13.9%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.     45950T-10-1                                     PAGE 3 OF 36 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Robert B. Prag
                 ###-##-####
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          475,000
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY                 0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            475,000
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                                 0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      475,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              5.1%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

1.      SECURITY AND ISSUER.

        The title of the class of equity securities to which this statement relates is common stock without par value (the "Common Stock"), issued by International FiberCom, Inc., an Arizona corporation (the "Corporation"). The principal offices of the Corporation are located at 3615 S. 28th Street, Phoenix, Arizona 85040.

2.      IDENTITY AND BACKGROUND.

        This statement is filed by Liviakis Financial Communications, Inc., a California corporation ("LFC"), and Robert B. Prag ("RBP"). LFC's principal business is as a consultant in the areas of financial and investor public relations, investor communications, and corporate finance. LFC's principal business and principal office address is 2420 "K" Street, Suite 220, Sacramento, California 95816.

        LFC's President is John M. Liviakis ("JML"), its Senior Vice President is RBP, and its Treasurer, Chief Financial Officer and Secretary is Renee A. Liviakis ("RAL"). JML, RBP and RAL are the only executive officers of LFC. The activities associated with these positions constitute the principal occupation and employment of JML, RBP and RAL. JML, RBP and RAL are LFC's only directors, and JML and RAL are its sole stockholders. JML, RBP and RAL are citizens of the United States, and their business address is LFC's principal business address listed above.

        During the last five years, none of LFC, JML, RBP and RAL has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and during such period none of them has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was to subject such person to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        This Schedule 13D is being filed to report 1,425,000 shares of Common Stock which LFC may first acquire on January 1, 1998 pursuant to a Non-Qualified Stock Option Agreement dated as of November 5, 1996 by and between the Corporation and LFC (the "LFC Stock Option"), and 475,000 shares of the Corporation's Common Stock which RBP may first acquire on January 1, 1998 pursuant to a Non-Qualified Stock Option Agreement dated as of November 5, 1996 by and between the Corporation and RBP (the "RBP Stock Option" and collectively with the LFC Stock Option, the "Stock

Options"). Pursuant to the Stock Options, LFC and RBP may purchase shares of Common Stock at $1.12 per share through November 5, 2000.

        To the extent LFC exercises the LFC Stock Option, it presently intends to utilize its working capital. To the extent RBP exercises the RBP Stock Option, he presently intends to utilize his personal funds. Copies of the LFC Stock Option and the RBP Stock Option are attached hereto as Exhibits "A" and "B", respectively.


4.      PURPOSE OF TRANSACTION.

        The Stock Option Agreements were entered into pursuant to a Consulting Agreement effective as of November 5, 1996 by and between the Corporation and LFC (the "Consulting Agreement"), in consideration for consulting services to be performed by LFC for the Corporation. A copy of the Consulting Agreement is attached hereto as Exhibit "C".

        To the extent LFC and RBP exercise the Stock Options, each presently intends to acquire and hold the shares of Common Stock so purchased for investment purposes. LFC and RBP may also acquire additional shares of Common Stock for investment purposes from time to time, although they do not have any present plans to do so.

        LFC and RBP have no plans or proposals which relate to or would result in: any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Corporation or any subsidiary of the Corporation; the sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries; any change in the Corporation's present Board of Directors or management; any material change in the present capitalization or dividend policy of the Corporation; any material change in the Corporation's business or corporate structure; any changes in the Corporation's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Corporation by any person; a class of securities of the Corporation being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Corporation becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any similar action.

5.      INTEREST IN SECURITIES OF THE ISSUER.

        Pursuant to the LFC Stock Option, LFC has the right to purchase up to 1,425,000 shares of Common Stock from the Corporation from January 1, 1998 through November 5, 2000 at an exercise price of $1.12 per share of Common Stock. LFC would expect to have the sole power to direct the vote or disposition of any shares of the Common Stock of the Corporation acquired by LFC pursuant to the LFC Stock Option or otherwise and would exercise that power through its officers and directors, JML, RAL and RBP.

        Pursuant to the RBP Stock Option, RBP has the right to purchase up to 475,000 shares of Common Stock from the Corporation from January 1, 1998 through November 5, 2000 at an exercise price of $1.12 per share of Common Stock. RBP would expect to have the sole power to direct the vote or disposition of any shares of the Common Stock of the Corporation acquired by RBP pursuant to the RBP Stock Option or otherwise. LFC, JML and RAL disclaim any beneficial ownership of shares of Common Stock which may be acquired by RBP pursuant to the RBP Stock Option or otherwise.

        The 1,425,000 shares of Common Stock that LFC has the right to acquire within sixty days of the date hereof represents approximately 13.9% of that class of securities. The 475,000 shares of Common Stock that RBP has the right to acquire within sixty days of the date hereof represents approximately 5.1% of that class of securities. The 1,900,000 shares of Common Stock which, if acquired through exercise of the Stock Options, either LFC or RBP would have sole power to direct the vote or disposition represent approximately 17.7% of that class of securities. In each case, the calculation of the percentage of the class of Common Stock is based on 8,853,152 shares of Common Stock reported by the Corporation to be outstanding as of September 30, 1997.

        LFC disclaims any beneficial interest in any shares of Common Stock which RBP has the right to acquire. RBP disclaims any beneficial interest in any shares of Common Stock which LFC has the right to acquire, except for such beneficial interest as may be associated with his service as an officer and director of LFC.


6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

        The Corporation entered into the Stock Option agreements with LFC and RBP, respectively, in consideration for consulting services to be performed by LFC pursuant to the Consulting

Agreement from November 5, 1996 through January 2, 1998. In the Option Agreements, the Corporation grants to LFC and RBP certain rights to have shares of Common Stock purchased pursuant to the Stock Option Agreements registered under the Securities Act of 1933, as amended.

        Except for the Consulting Agreement and the Stock Options, there are no contracts, arrangements, understandings or relationships between the persons named in Item 2 above and any person with respect to any securities of the Corporation.

7.      MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit A - Non-Qualified Stock Option Agreement dated as of November 5, 1996 by and between the Corporation and LFC.

        Exhibit B - Non-Qualified Stock Option Agreement dated as of November 5, 1996 by and between the Corporation and RBP.

        Exhibit C - Consulting Agreement, dated effective as of November 5, 1996, by and between the Corporation and LFC.

        Exhibit D - Agreement of LFC and RBP pursuant to Rule 13d- 1(f).

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 10, 1997               LIVIAKIS FINANCIAL COMMUNICATIONS, INC.


                                       By:/s/John M. Liviakis
                                          --------------------------------
                                          John M. Liviakis, President



                                       /s/Robert B. Prag
                                       -----------------------------------
                                       Robert B. Prag

                                   EXHIBIT "A"

                      NON-QUALIFIED STOCK OPTION AGREEMENT


        AGREEMENT, made as of the 5th day of November 1996, by and between INTERNATIONAL FIBERCOM, INC., a Delaware corporation having its principal executive offices at 3615 South 28th Street, Phoenix, AZ 85040 (the "Grantor"), and Liviakis Financial Communications, Inc., a California corporation having its principal executive offices at 2420 "K" Street, Suite 220, Sacramento, California 95816 (the "Optionee").

                                   WITNESSETH:

        WHEREAS, the Optionee has agreed to perform services for the Grantor; and

        WHEREAS, the Grantor is desirous that Optionee exert its utmost efforts on behalf of the Grantor.

        NOW, THEREFORE, in consideration of the Optionee's services to the Grantor, and for other good and valuable consideration, the Grantor hereby grants to the Optionee options to purchase common stock of the Grantor, $.001 par value ("Common Stock"), on the following terms and conditions:

        1.     Option.

        The Grantor hereby grants to the Optionee a non-qualified stock option (not qualified as described in Section 422 of the Internal Revenue Code of 1986, as amended, the "Code") to purchase, prior to 5:00 p.m. Phoenix, AZ time on November 5, 2000, as set forth in Paragraph 3 hereof, up to an aggregate of One Million Four Hundred Twenty Five Thousand (1,425,000) fully paid and nonassessable shares of Common Stock (the "Shares"), subject to the terms and conditions set forth below.

        2.     Exercise Price.

        The exercise price shall be One Dollar and Twelve cents ($1.12) per Share. The Grantor shall pay all original issue or transfer taxes on the exercise of this option and all other fees and expenses incurred by the Grantor in connection herewith.

        3.     Exercise of Option.

        All of the options granted hereby shall first become exercisable on January 1, 1998. Subject to the provisions of Paragraph 4 hereof, such options shall be exercisable in whole or in part at any time from time to time from the date on which they are first exercisable through 5:00 p.m. Phoenix, AZ time on November 5, 2000.

        In order to exercise the option granted hereunder in whole or in part, the Optionee shall deliver to the Grantor a written notice substantially in the form of Notice of Exercise of Option to Purchase Shares attached hereto, delivery to be effected by personal delivery, by overnight courier or by registered or certified mail, return receipt requested, addressed to the Grantor at its principal office. Such notice shall specify the number of Shares which Optionee is purchasing under the option herein granted and shall be accompanied by either:

               (i) payment (in the form of cash or certified or bank cashier's check) for the Shares so being purchased at the exercise price so specified in the form or Notice of Exercise of Option to Purchase Shares and therefor as specified in Paragraph 2 above; or

               (ii) Optionee's written direction to the Grantor to retain as consideration for the option exercise that number of Shares (rounded upward to the next highest full Share) so being purchased which have an aggregate value equal to the product derived by multiplying (a) the number of Shares so being purchased by (b) the exercise price so specified in the form of Notice of Exercise of Option to Purchase Shares and therefor as specified in Paragraph 2 above, such Shares to be valued for such purposes at the mean between the high and low prices at which Shares trade in the principal market in which Shares trade on the trading day preceding the date on which such notice is delivered to the Grantor.

        As soon as practicable thereafter but in any event within five (5) business days after Grantor shall cause to be delivered to the Optionee certificates issued in the Optionee's name evidencing (x) in the case payment of the exercise price pursuant to (i) above the full number of Shares as to which this option was exercised by the Optionee or (y) in the case of payment of the exercise price pursuant to (ii) above the number of Shares remaining after subtracting from the full number of Shares as to which this option was exercised by Optionee that number of Shares which Grantor is to retain pursuant to (ii) above. Optionee shall be considered to be the holder and owner of the Shares to be evidenced by such certificates as of the close of business on the date Grantor received the notice of exercise accompanied by payment, as contemplated herein, without regard to the date of actual issuance of the certificate(s) representing such Shares.

        4. Divisibility and Non-Assignability of the Option.

        (a) The Optionee may exercise the option herein granted in whole or in part at any time and from time to time, subject to the provisions of Paragraph 3 above, with respect to any whole number of Shares included therein, but in no event may an option be exercised as to less than ten thousand (10,000) Shares at any on time, except for the remaining Shares covered by the option of less than ten thousand (10,000).

        (b) The Optionee may not give, grant, sell, exchange, transfer legal title, pledge, assign or otherwise encumber or dispose of the options herein granted or any interest therein, and the options herein granted, or any of them, shall be exercisable only by the Optionee or its legal successors.

        5.     Stock as Investment.

        By accepting this option, the Optionee agrees that it is Optionee's intention to purchase Shares hereunder for investment and without any view towards the resale or distribution thereof. In the event Shares to be issued upon exercise of this Option have not been registered at the time of proposed issuance under the Securities Act of 1933, as amended (the "Securities Act"), the Optionee shall deliver to the Grantor at the time of such issuance a written representation that optionee is acquiring such Shares in good faith for investment purposes only and not for resale or distribution. Grantor may place a "stop transfer" order with respect to such Shares with its transfer agent and place an appropriate restrictive legend on the stock certificate(s) evidencing such Shares, in order to prevent transfers unless such Shares are registered under the Securities Act or an exemption from the registration requirements of the Securities Act is applicable.

        6.     Conditions to Issuance of Shares.

        The Grantor shall issue and deliver certificates for Shares purchased upon the exercise of any option granted hereunder, provided each of the following conditions is satisfied, which conditions the Grantor hereby undertakes and agrees to satisfy or cause to be satisfied: (a) the issuance of such Shares shall have been registered with the Securities and Exchange Commission under the Securities Act of 1933, as amended, or counsel to the Grantor shall have given an opinion that such issuance is exempt from the registration requirements of such Act; (b) approval, to the extent required, shall have been obtained from any state regulatory body having jurisdiction thereof; and (c) permission for the listing of such Shares, if required, shall have been given by NASDAQ or any national securities exchange on which Shares are at the time of issuance listed.

        7.     Registration Rights.

        (a) If, at any time during the exercise period hereof and the three (3) years following any exercise hereunder, the Grantor proposes to file a registration statement with respect to any class of securities (other than pursuant to a registration statement on Forms S-4 or S-8 or any successor form) under the Securities Act, the Grantor shall notify the Optionee at least twenty
(20) days prior to the filing of such registration statement and will offer to include in such registration statement all or any portion of the Shares. In a written notice to be delivered to the Grantor within twenty (20) days after receipt of any such notice from Grantor, the Optionee shall state the number of Shares that it wishes to register for resale and distribution publicly under the proposed registration statement. The Grantor will use its best efforts, through its officers, directors, auditors and counsel in all matters necessary or advisable, to file at least one (1) such registration statement by October 1, 1997. The Grantor will also use its best efforts, through its officers, directors, auditors an counsel in all matters necessary or advisable, to include within the coverage of each such registration statement (except as hereinafter provided) the Shares that Optionee has advised grantor that Optionee wishes to register pursuant to such registration statement for resale and distribution, to prosecute each such registration statement diligently to effectiveness, and to cause such registration statement to become effective as promptly as practicable. In that regard, the grantor makes no representation or warranties as to its ability to have any registration statement declared effective.

        All registrations requested pursuant to this Paragraph 7(a) are referred to herein as "Piggyback Registrations." In the event the Grantor is advised by the staff of the SEC, NASDAQ or any self-regulatory or state securities agency that the inclusion of the Shares will prevent, preclude or materially delay the effectiveness of a registration statement filed, the Grantor, in good faith, may amend such registration statement to exclude the Shares without otherwise affecting the Optionee's rights to any other registration statement herein.

               (i) Primary Registrations. If a Piggyback Registration is an underwritten primary registration on behalf of the Grantor, and if the underwriter thereof advises the Grantor in writing that in its opinion the number of Shares requested to be included in such registration statement exceeds the number that can be sold in such offering without materially adversely affecting the distribution of such securities by the grantor, then the Grantor will include in such registration statement first, the securities that the Grantor proposes to sell and second, the securities requested to be included in such registration statement by selling securityholders, such right to inclusion being apportioned pro rata among the Optionee and the other holders of any other securities requesting registration according to the market value of Shares and other securities requested to be registered.


        Notwithstanding the above, if any such underwriter shall advise the Grantor in writing that the distribution of the Shares being included in the registration statement concurrently with the securities being registered by the Grantor would materially adversely affect the distribution of such securities by the Grantor, then the Optionee shall delay its offering and sale for such period ending on the earliest of (a) 180 days following the effective date of the Grantor's registration statement, (b) the earliest date that, in the opinion of such underwriter, such adverse effect would no longer be caused, or (c) such date as the Grantor, managing underwriter and Optionee shall otherwise agree. In the event of such delay, the Grantor shall file such supplements and post-effective amendments and take any such other actions as may be necessary or appropriate to permit such Optionee to make its proposed offering and sale for a period of at least ninety (90) days commencing immediately following the end of such period of delay. If any party disapproves of the terms of any such underwriting, it may elect to withdraw therefrom by written notice to the Grantor, the underwriter and the Optionee. Notwithstanding the foregoing, the Grantor shall not be required to include Shares within the coverage of a registration statement being filed pursuant to this Paragraph 7(a)(i) if, in the opinion of counsel for both the Grantor and Optionee, all of the Shares proposed to be registered may be immediately transferred pursuant to the provisions of Rule 144 under the Securities Act.

               (ii) Priority on Secondary Registrations. If a Piggyback Registration is an underwritten secondary registration on behalf of holders of securities of the Grantor, and the underwriter thereof advises the Grantor in writing that it in its opinion the number of Shares requested to be included in such registration statement exceeds the number which can be sold in such offering without materially adversely affecting the distribution of such securities, then the Grantor will include in such registration statement the securities requested to be included in such registration statement by selling securityholders on a pro rata basis, with such rights to inclusion being apportioned among the Optionee and the other holders of any other securities requesting registration according to the market value of Shares and other securities requested by them, respectively, to be registered. Notwithstanding the foregoing, the Grantor shall not be required to include Shares within the coverage of a registration statement being filed pursuant to this Paragraph 9(a)(ii) if, in the opinion of counsel for both the Grantor and Optionee, all of the Shares proposed to be registered may be immediately transferred pursuant to the provisions of Rule 144 under the Securities Act.

        (b) If at any time after January 1, 1998 and prior to the third (3rd) anniversary of the earlier of the expiration of the option herein granted and the purchase of the final Shares remaining subject to such option Shared issued or issuable upon exercise of the option herein granted are not then registered under one or more Piggyback Registrations and then covered by a prospectus complying with the requirements of the Securities Act, the Optionee may by written notice to the Grantor require Grantor to file a registration statement under the Securities Act covering such Shares as Optionee may specify in such notice. Optionee shall be entitled so to require Grantor to file a registration statement pursuant to this Paragraph 7(b) on only one (1) occasion. The Grantor will file such a registration statement within ninety (90) days of receipt of such notice; and thereafter will prosecute such registration statement diligently to effectiveness; will cause such registration statement to become effective as promptly as practicable; will promptly file such supplements and post-effective amendments to such registration statement and take any such other actions as may be necessary or appropriate to make available to Optionee on as continuous a basis as is practicable a prospectus meeting the requirements of the Securities Act through the earliest of (a) the date on which the final Shares have been sold and distributed by Optionee, (b) the date on which, in the opinion of counsel for both the Grantor and Optionee, all of the Shares which Optionee then holds may be immediately transferred pursuant to the provisions of Rule 144 under the Securities Act, and (c) October 4, 2003. In that regard, the Grantor makes no representations or warranties as to its ability to have any registration statement or post-effective amendment thereto declared effective.

        (c) In the event of any registration of a security pursuant to this Paragraph 7, the Grantor shall indemnify the Optionee and its officers and directors against all losses, claims, damages and liabilities caused by any untrue statement or alleged untrue statement of a material fact contained in any registration statement or prospectus (and as amended or supplemented) relating to such registration, or caused by any omission or alleged omission to state a material face required to be stated therein or necessary to make the statement therein not misleading in light of the circumstances under which they are made unless such statement or omission was made in reliance upon and in conformity with information furnished to the Grantor by the Optionee with expressly for use therein. The Optionee shall also indemnify the Grantor, its officers and directors and each underwriter of the

Shares so registered with respect to losses, claims damages and Shares so registered with respect to losses, claims damages and liabilities caused by an untrue statement or omission made in reliance upon and in conformity with information furnished by the Optionee to the Grantor in writing expressly for use in such registration statement or prospectus.

        (d) All expenses of any registration referred to in this Paragraph 7, except the fees and disbursements of counsel to the Optionee, underwriting commissions or discounts and any transfer or other taxes applicable to the transfer of Shares by the Optionee, shall be borne by the Grantor.

        (e) Following the exercise of options hereunder, the Optionee shall promptly advise the Grantor when Optionee no longer holds any shares acquired through the exercise of options granted hereunder, and upon the request of the Grantor, the Optionee shall advise the Grantor from time to time of the number of Shares then held by Optionee which were acquired through the exercise of options granted hereunder.

        8.     Adjustments Upon Changes in Capitalization.

        (a) In the event of changes in the outstanding Common Stock of the Grantor by reason of stock dividends, stock splits, reverse stock splits, recapitalization's, consolidations, combinations, exchanges of shares, separations, reorganizations, liquidation's or any similar events or events having similar consequences, the number and class of Shares as to which the option may be exercised shall be correspondingly adjusted so that for the same aggregate exercise price the Optionee shall be entitled to acquire the securities and other property Optionee would have held if Optionee had exercised the option granted hereunder for the number of Shares under consideration prior to the first of such events to occur an continued to hold such Shares and all other securities and other property issued with respect thereto in connection with such events. No adjustment shall be made with respect to cash dividends or non-liquidating dividends payable in property other than cash, so long as Grantor provides Optionee with written notice of any such proposed dividend at least fifteen (15) days prior to the record date for such dividend. Grantor shall also give Optionee prompt written notice of any event resulting in an adjustment under this Paragraph 8(a), including a detailed computation of such adjustment.

        (b) Any adjustment in the number and kind of Shares and other securities shall apply proportionately to only the unexercised portion of the option granted hereunder at the time of the event given rise to the adjustment. If fractions of a Share would result from any such adjustment, the adjustment shall be revised to the next higher whole number of Shares so long as such increase does not result in the holder of the option being deemed to own more than 5% of the total combined voting power or value of all classes of stock of the Grantor or its subsidiaries, in which case the adjustment shall be revised to the next lower whole number of Shares.

        9.     Effect of Mergers, Consolidations or Sales of Assets.

        In the event Grantor should propose to merge or consolidate with, or engage in some other form of business combination with, any other corporation or entity on a basis in which Grantor is not to be the surviving entity, then as a condition precedent to proceeding with such merger, consolidation or other business entity to assume and perform all of Grantor's obligations under the right to acquire the same securities and property for the option exercise price specified herein as Optionee would have received if Optionee had exercised the option granted herein immediately prior to such merger, consolidation or other business combination. To the extent the above may be consistent with Sections 424(a)(1) and (2) of the Code, the above shall be deemed interpreted so as to comply therewith.

        10.    No Rights in Option Stock.

        Optionee shall have no rights as a shareholder in respect of Shares as to which the option granted hereunder shall not have been exercised and payment made as herein provided.

        11.    Effect Upon Employment.

        This Agreement does not give the Optionee any right to employment by, or any other relationship with, the Grantor.

        12.    Binding Effect.

        Except as herein otherwise expressly provided, this Agreement shall be binding upon and inure to the benefit of the parties hereto, their successors, legal representatives and assigns.

        13.    Miscellaneous.

        This Agreement shall be construed under the laws of the State of California applied to agreements made and to be performed entirely within such State. Headings have been included herein for convenience of reference only and shall not be deemed a part of this Agreement.

        IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.


                                        International FiberCom, Inc.


                                        By/s/Joseph P. Kealy
                                        --------------------------------
                                             Joseph P. Kealy, Chairman

                                        ACCEPTED AND AGREED TO:

                                        Liviakis Financial Communica-
                                         tions, Inc.


                                        /s/John M. Liviakis
                                        --------------------------------
                                           John M. Liviakis
                                           President

                 NOTICE OF EXERCISE OF OPTION TO PURCHASE SHARES

TO:  INTERNATIONAL FIBERCOM, INC.

        The undersigned hereby exercises the option for the purchase of ______________________________ (_________) shares with an exercise price of One
Dollar and Twelve Cents ($1.12) according to the terms and conditions of that certain Non-Qualified Stock Option Agreement, dated as of November 5, 1996, between International FiberCom, Inc. and the undersigned (the "Agreement") and herewith makes payment of the exercise price in full in accordance with the terms of said Agreement by (check one):

        [ ] (i) payment in the form of cash or certified or bank cashier's check for the Shares so being purchased at the exercise price of One Dollar and Twelve Cents ($1.12) therefor as specified in Paragraph 2 of the Agreement; or

        [ ] (ii) these written direction to the Grantor to retain as consideration for the option exercise that number of the Shares (rounded upward to the next highest full Share) so being purchased which have an aggregate value (valued for such purpose at the man between the high and low prices at which Shares traded in the principal market in which Shares trade on the trading day preceding the date on which this Notice is delivered to the International FiberCom, Inc. equal to the product derived by multiplying (a) the number of Shares so being purchased by (b) the exercise price One Dollar and Twelve Cents ($1.12) therefor as specified in Paragraph 2 of the Agreement;

The undersigned is purchasing such shares for investment purposes only and not with a view to the sale or distribution thereof. Kindly issue the certificate for such shares in accordance with the instructions given below.

                                                   -----------------------------
                                                             Signature

Social Security or Taxpayer I.D. Number:________________________

Instructions for issuance of stock:

-------------------------------------------------------------------------------
                                             Name

-------------------------------------------------------------------------------
                                        Street Address

-------------------------------------------------------------------------------
        City                            State                           Zip Code

                                   EXHIBIT "B"

                      NON-QUALIFIED STOCK OPTION AGREEMENT


        AGREEMENT, made as of the 5th day of November 1996, by and between INTERNATIONAL FIBERCOM, INC., a Delaware corporation having its principal executive offices at 3615 South 28th Street, Phoenix, AZ 85040 (the "Grantor"), and Robert B. Prag, an individual whose address is at 2828 Grasslands Drive; #1123; Sacramento, CA 95833 (the "Optionee").

                                   WITNESSETH:

        WHEREAS, the Optionee has agreed to perform services for the Grantor; and

        WHEREAS, the Grantor is desirous that Optionee exert its utmost efforts on behalf of the Grantor.

        NOW, THEREFORE, in consideration of the Optionee's services to the Grantor, and for other good and valuable consideration, the Grantor hereby grants to the Optionee options to purchase common stock of the Grantor, $.001 par value ("Common Stock"), on the following terms and conditions:

        1.     Option.

        The Grantor hereby grants to the Optionee a non-qualified stock option (not qualified as described in Section 422 of the Internal Revenue Code of 1986, as amended, the "Code") to purchase, prior to 5:00 p.m. Phoenix, AZ time on November 5, 2000, as set forth in Paragraph 3 hereof, up to an aggregate of four hundred seventy-five thousand (475,000) fully paid and nonassessable shares of Common Stock (the "Shares"), subject to the terms and conditions set forth below.

        2.     Exercise Price.

        The exercise price shall be One Dollar and Twelve cents ($1.12) per Share. The Grantor shall pay all original issue or transfer taxes on the exercise of this option and all other fees and expenses incurred by the Grantor in connection herewith.

        3.     Exercise of Option.

        All of the options granted hereby shall first become exercisable on January 1, 1998. Subject to the provisions of Paragraph 4 hereof, such options shall be exercisable in whole or in part at any time from time to time from the date on which they are first exercisable through 5:00 p.m. Phoenix, AZ time on November 5, 2000.

        In order to exercise the option granted hereunder in whole or in part, the Optionee shall deliver to the Grantor a written notice substantially in the form of Notice of Exercise of Option to Purchase Shares attached hereto, delivery to be effected by personal delivery, by overnight courier or by registered or certified mail, return receipt requested, addressed to the Grantor at its principal office. Such notice shall specify the number of Shares which Optionee is purchasing under the option herein granted and shall be accompanied by either:

               (i) payment (in the form of cash or certified or bank cashier's check) for the Shares so being purchased at the exercise price so specified in the form or Notice of Exercise of Option to Purchase Shares and therefor as specified in Paragraph 2 above; or

               (ii) Optionee's written direction to the Grantor to retain as consideration for the option exercise that number of Shares (rounded upward to the next highest full Share) so being purchased which have an aggregate value equal to the product derived by multiplying (a) the number of Shares so being purchased by (b) the exercise price so specified in the form of Notice of Exercise of Option to Purchase Shares and therefor as specified in Paragraph 2 above, such Shares to be valued for such purposes at the mean between the high and low prices at which Shares trade in the principal market in which Shares trade on the trading day preceding the date on which such notice is delivered to the Grantor.

        As soon as practicable thereafter but in any event within five (5) business days after Grantor shall cause to be delivered to the Optionee certificates issued in the Optionee's name evidencing (x) in the case payment of the exercise price pursuant to (i) above the full number of Shares as to which this option was exercised by the Optionee or (y) in the case of payment of the exercise price pursuant to (ii) above the number of Shares remaining after subtracting from the full number of Shares as to which this option was exercised by Optionee that number of Shares which Grantor is to retain pursuant to (ii) above. Optionee shall be considered to be the holder and owner of the Shares to be evidenced by such certificates as of the close of business on the date Grantor received the notice of exercise accompanied by payment, as contemplated herein, without regard to the date of actual issuance of the certificate(s) representing such Shares.

        4. Divisibility and Non-Assignability of the Option.

        (a) The Optionee may exercise the option herein granted in whole or in part at any time and from time to time, subject to the provisions of Paragraph 3 above, with respect to any whole number of Shares included therein, but in no event may an option be exercised as to less than ten thousand (10,000) Shares at any on time, except for the remaining Shares covered by the option of less than ten thousand (10,000).

        (b) The Optionee may not give, grant, sell, exchange, transfer legal title, pledge, assign or otherwise encumber or dispose of the options herein granted or any interest therein, and the options herein granted, or any of them, shall be exercisable only by the Optionee or its legal successors.

        5.     Stock as Investment.

        By accepting this option, the Optionee agrees that it is Optionee's intention to purchase Shares hereunder for investment and without any view towards the resale or distribution thereof. In the event Shares to be issued upon exercise of this Option have not been registered at the time of proposed issuance under the Securities Act of 1933, as amended (the "Securities Act"), the Optionee shall deliver to the Grantor at the time of such issuance a written representation that optionee is acquiring such Shares in good faith for investment purposes only and not for resale or distribution. Grantor may place a "stop transfer" order with respect to such Shares with its transfer agent and place an appropriate restrictive legend on the stock certificate(s) evidencing such Shares, in order to prevent transfers unless such Shares are registered under the Securities Act or an exemption from the registration requirements of the Securities Act is applicable.

        6.     Conditions to Issuance of Shares.

        The Grantor shall issue and deliver certificates for Shares purchased upon the exercise of any option granted hereunder, provided each of the following conditions is satisfied, which conditions the Grantor hereby undertakes and agrees to satisfy or cause to be satisfied: (a) the issuance of such Shares shall have been registered with the Securities and Exchange Commission under the Securities Act of 1933, as amended, or counsel to the Grantor shall have given an opinion that such issuance is exempt from the registration requirements of such Act; (b) approval, to the extent required, shall have been obtained from any state regulatory body having jurisdiction thereof; and (c) permission for the listing of such Shares, if required, shall have been given by NASDAQ or any national securities exchange on which Shares are at the time of issuance listed.

        7.     Registration Rights.

        (a) If, at any time during the exercise period hereof and the three (3) years following any exercise hereunder, the Grantor proposes to file a registration statement with respect to any class of securities (other than pursuant to a registration statement on Forms S-4 or S-8 or any successor form) under the Securities Act, the Grantor shall notify the Optionee at least twenty
(20) days prior to the filing of such registration statement and will offer to include in such registration statement all or any portion of the Shares. In a written notice to be delivered to the Grantor within twenty (20) days after receipt of any such notice from Grantor, the Optionee shall state the number of Shares that it wishes to register for resale and distribution publicly under the proposed registration statement. The Grantor will use its best efforts, through its officers, directors, auditors and counsel in all matters necessary or advisable, to file at least one (1) such registration statement by October 1, 1997. The Grantor will also use its best efforts, through its officers, directors, auditors an counsel in all matters necessary or advisable, to include within the coverage of each such registration statement (except as hereinafter provided) the Shares that Optionee has advised grantor that Optionee wishes to register pursuant to such registration statement for resale and distribution, to prosecute each such registration statement diligently to effectiveness, and to cause such registration statement to become effective as promptly as practicable. In that regard, the grantor makes no representation or warranties as to its ability to have any registration statement declared effective.

        All registrations requested pursuant to this Paragraph 7(a) are referred to herein as "Piggyback Registrations." In the event the Grantor is advised by the staff of the SEC, NASDAQ or any self-regulatory or state securities agency that the inclusion of the Shares will prevent, preclude or materially delay the effectiveness of a registration statement filed, the Grantor, in good faith, may amend such registration statement to exclude the Shares without otherwise affecting the Optionee's rights to any other registration statement herein.

               (i) Primary Registrations. If a Piggyback Registration is an underwritten primary registration on behalf of the Grantor, and if the underwriter thereof advises the Grantor in writing that in its opinion the number of Shares requested to be included in such registration statement exceeds the number that can be sold in such offering without materially adversely affecting the distribution of such securities by the grantor, then the Grantor will include in such registration statement first, the securities that the Grantor proposes to sell and second, the securities requested to be included in such registration statement by selling securityholders, such right to inclusion being apportioned pro rata among the Optionee and the other holders of any other securities requesting registration according to the market value of Shares and other securities requested to be registered.


        Notwithstanding the above, if any such underwriter shall advise the Grantor in writing that the distribution of the Shares being included in the registration statement concurrently with the securities being registered by the Grantor would materially adversely affect the distribution of such securities by the Grantor, then the Optionee shall delay its offering and sale for such period ending on the earliest of (a) 180 days following the effective date of the Grantor's registration statement, (b) the earliest date that, in the opinion of such underwriter, such adverse effect would no longer be caused, or (c) such date as the Grantor, managing underwriter and Optionee shall otherwise agree. In the event of such delay, the Grantor shall file such supplements and post-effective amendments and take any such other actions as may be necessary or appropriate to permit such Optionee to make its proposed offering and sale for a period of at least ninety (90) days commencing immediately following the end of such period of delay. If any party disapproves of the terms of any such underwriting, it may elect to withdraw therefrom by written notice to the Grantor, the underwriter and the Optionee. Notwithstanding the foregoing, the Grantor shall not be required to include Shares within the coverage of a registration statement being filed pursuant to this Paragraph 7(a)(i) if, in the opinion of counsel for both the Grantor and Optionee, all of the Shares proposed to be registered may be immediately transferred pursuant to the provisions of Rule 144 under the Securities Act.

               (ii) Priority on Secondary Registrations. If a Piggyback Registration is an underwritten secondary registration on behalf of holders of securities of the Grantor, and the underwriter thereof advises the Grantor in writing that it in its opinion the number of Shares requested to be included in such registration statement exceeds the number which can be sold in such offering without materially adversely affecting the distribution of such securities, then the Grantor will include in such registration statement the securities requested to be included in such registration statement by selling securityholders on a pro rata basis, with such rights to inclusion being apportioned among the Optionee and the other holders of any other securities requesting registration according to the market value of Shares and other securities requested by them, respectively, to be registered. Notwithstanding the foregoing, the Grantor shall not be required to include Shares within the coverage of a registration statement being filed pursuant to this Paragraph 9(a)(ii) if, in the opinion of counsel for both the Grantor and Optionee, all of the Shares proposed to be registered may be immediately transferred pursuant to the provisions of Rule 144 under the Securities Act.

        (b) If at any time after January 1, 1998 and prior to the third (3rd) anniversary of the earlier of the expiration of the option herein granted and the purchase of the final Shares remaining subject to such option Shared issued or issuable upon exercise of the option herein granted are not then registered under one or more Piggyback Registrations and then covered by a prospectus complying with the requirements of the Securities Act, the Optionee may by written notice to the Grantor require Grantor to file a registration statement under the Securities Act covering such Shares as Optionee may specify in such notice. Optionee shall be entitled so to require Grantor to file a registration statement pursuant to this Paragraph 7(b) on only one (1) occasion. The Grantor will file such a registration statement within ninety (90) days of receipt of such notice; and thereafter will prosecute such registration statement diligently to effectiveness; will cause such registration statement to become effective as promptly as practicable; will promptly file such supplements and post-effective amendments to such registration statement and take any such other actions as may be necessary or appropriate to make available to Optionee on as continuous a basis as is practicable a prospectus meeting the requirements of the Securities Act through the earliest of (a) the date on which the final Shares have been sold and distributed by Optionee, (b) the date on which, in the opinion of counsel for both the Grantor and Optionee, all of the Shares which Optionee then holds may be immediately transferred pursuant to the provisions of Rule 144 under the Securities Act, and (c) October 4, 2003. In that regard, the Grantor makes no representations or warranties as to its ability to have any registration statement or post-effective amendment thereto declared effective.

        (c) In the event of any registration of a security pursuant to this Paragraph 7, the Grantor shall indemnify the Optionee and its officers and directors against all losses, claims, damages and liabilities caused by any untrue statement or alleged untrue statement of a material fact contained in any registration statement or prospectus (and as amended or supplemented) relating to such registration, or caused by any omission or alleged omission to state a material face required to be stated therein or necessary to make the statement therein not misleading in light of the circumstances under which they are made unless such statement or omission was made in reliance upon and in conformity with information furnished to the Grantor by the Optionee with expressly for use therein. The Optionee shall also indemnify the Grantor, its officers and directors and each underwriter of the

Shares so registered with respect to losses, claims damages and Shares so registered with respect to losses, claims damages and liabilities caused by an untrue statement or omission made in reliance upon and in conformity with information furnished by the Optionee to the Grantor in writing expressly for use in such registration statement or prospectus.

        (d) All expenses of any registration referred to in this Paragraph 7, except the fees and disbursements of counsel to the Optionee, underwriting commissions or discounts and any transfer or other taxes applicable to the transfer of Shares by the Optionee, shall be borne by the Grantor.

        (e) Following the exercise of options hereunder, the Optionee shall promptly advise the Grantor when Optionee no longer holds any shares acquired through the exercise of options granted hereunder, and upon the request of the Grantor, the Optionee shall advise the Grantor from time to time of the number of Shares then held by Optionee which were acquired through the exercise of options granted hereunder.

        8.     Adjustments Upon Changes in Capitalization.

        (a) In the event of changes in the outstanding Common Stock of the Grantor by reason of stock dividends, stock splits, reverse stock splits, recapitalization's, consolidations, combinations, exchanges of shares, separations, reorganizations, liquidation's or any similar events or events having similar consequences, the number and class of Shares as to which the option may be exercised shall be correspondingly adjusted so that for the same aggregate exercise price the Optionee shall be entitled to acquire the securities and other property Optionee would have held if Optionee had exercised the option granted hereunder for the number of Shares under consideration prior to the first of such events to occur an continued to hold such Shares and all other securities and other property issued with respect thereto in connection with such events. No adjustment shall be made with respect to cash dividends or non-liquidating dividends payable in property other than cash, so long as Grantor provides Optionee with written notice of any such proposed dividend at least fifteen (15) days prior to the record date for such dividend. Grantor shall also give Optionee prompt written notice of any event resulting in an adjustment under this Paragraph 8(a), including a detailed computation of such adjustment.

        (b) Any adjustment in the number and kind of Shares and other securities shall apply proportionately to only the unexercised portion of the option granted hereunder at the time of the event given rise to the adjustment. If fractions of a Share would result from any such adjustment, the adjustment shall be revised to the next higher whole number of Shares so long as such increase does not result in the holder of the option being deemed to own more than 5% of the total combined voting power or value of all classes of stock of the Grantor or its subsidiaries, in which case the adjustment shall be revised to the next lower whole number of Shares.

        9.     Effect of Mergers, Consolidations or Sales of Assets.

        In the event Grantor should propose to merge or consolidate with, or engage in some other form of business combination with, any other corporation or entity on a basis in which Grantor is not to be the surviving entity, then as a condition precedent to proceeding with such merger, consolidation or other business entity to assume and perform all of Grantor's obligations under the right to acquire the same securities and property for the option exercise price specified herein as Optionee would have received if Optionee had exercised the option granted herein immediately prior to such merger, consolidation or other business combination. To the extent the above may be consistent with Sections 424(a)(1) and (2) of the Code, the above shall be deemed interpreted so as to comply therewith.

        10.    No Rights in Option Stock.

        Optionee shall have no rights as a shareholder in respect of Shares as to which the option granted hereunder shall not have been exercised and payment made as herein provided.

        11.    Effect Upon Employment.

        This Agreement does not give the Optionee any right to employment by, or any other relationship with, the Grantor.

        12.    Binding Effect.

        Except as herein otherwise expressly provided, this Agreement shall be binding upon and inure to the benefit of the parties hereto, their successors, legal representatives and assigns.

        13.    Miscellaneous.

        This Agreement shall be construed under the laws of the State of California applied to agreements made and to be performed entirely within such State. Headings have been included herein for convenience of reference only and shall not be deemed a part of this Agreement.

        IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

                                            International FiberCom, Inc.


                                            By/s/Joseph P. Kealy
                                            ------------------------------------
                                                 Joseph P. Kealy, Chairman


                                            ACCEPTED AND AGREED TO:


                                              /s/Robert B. Prag
                                            ------------------------------------
                                                 Robert B. Prag

                        NOTICE OF EXERCISE OF OPTION TO PURCHASE SHARES

TO:  INTERNATIONAL FIBERCOM, INC.

        The undersigned hereby exercises the option for the purchase of ______________________________ (_________) shares with an exercise price of One
Dollar and Twelve Cents ($1.12) according to the terms and conditions of that certain Non-Qualified Stock Option Agreement, dated as of November 5, 1996, between International FiberCom, Inc. and the undersigned (the "Agreement") and herewith makes payment of the exercise price in full in accordance with the terms of said Agreement by (check one):

        [ ] (i) payment in the form of cash or certified or bank cashier's check for the Shares so being purchased at the exercise price of One Dollar and Twelve Cents ($1.12) therefor as specified in Paragraph 2 of the Agreement; or

        [ ] (ii) these written direction to the Grantor to retain as consideration for the option exercise that number of the Shares (rounded upward to the next highest full Share) so being purchased which have an aggregate value (valued for such purpose at the man between the high and low prices at which Shares traded in the principal market in which Shares trade on the trading day preceding the date on which this Notice is delivered to the International FiberCom, Inc. equal to the product derived by multiplying (a) the number of Shares so being purchased by (b) the exercise price One Dollar and Twelve Cents ($1.12) therefor as specified in Paragraph 2 of the Agreement;

The undersigned is purchasing such shares for investment purposes only and not with a view to the sale or distribution thereof. Kindly issue the certificate for such shares in accordance with the instructions given below.

                                             -----------------------------
                                                       Signature

Social Security or Taxpayer I.D. Number:________________________________________

Instructions for issuance of stock:

--------------------------------------------------------------------------------
                                             Name

--------------------------------------------------------------------------------
                                        Street Address

--------------------------------------------------------------------------------
        City                            State                           Zip Code

                                   EXHIBIT "C"

                              CONSULTING AGREEMENT


This consulting Agreement (the "Agreement"), dated and effective as of November 5, 1996 is entered into by and between INTERNATIONAL FIBERCOM, INC., a Delaware corporation (herein referred to as the "Company") and LIVIAKIS FINANCIAL COMMUNICATIONS, INC., a California corporation (herein referred to as the "Consultant").

                                    RECITALS

        WHEREAS, Company is a publicly held corporation with its common stock traded through the NASDAQ exchange; and

        WHEREAS, Consultant has experience in the area of corporate finance, investor communications and financial and investor public relations; and

        WHEREAS, Company desires to engage the services of Consultant to assist and consult with the Company in matters concerning corporate finance and to represent the company in investors' communications and public relations with existing shareholders, brokers, dealers and other investment professionals as to the Company's current and proposed activities;

        NOW THEREFORE, in consideration of the promises and the mutual covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

1. Term of Consultancy. Company hereby agrees to retain the Consultant to act in a consulting capacity to the Company, and the Consultant hereby agrees to provide services to the Company commencing immediately and ending on January 2, 1998.

2. Duties of Consultant. The Consultant agrees that it may provide some or all of the following specified consulting services through its officers and employees during the term specified in Section 1.:

        (a) Advise and assist the Company in developing and implementing appropriate plans and materials for presenting the Company and its business plans, strategy and personnel to the financial community, establishing an image for the Company in the financial community, and creating the foundation for subsequent financial public relations efforts;

        (b) Introduce the Company to the financial community;

        (c) With the cooperation of the Company, maintain an awareness during the term of this Agreement of the Company's plans, strategy and personnel, as they may evolve during such period, and advise and assist the Company in communicating appropriate information regarding such plans, strategy and personnel to the financial community;

        (d) Assist and advise the Company with respect to its (i) corporate finance activities, (ii) stockholder and investor relations, (iii) relations with brokers, dealers, analysts and other investment professionals, and (iv) financial public relations generally;

        (e) Perform the functions generally assigned to investor/stockholder relations and public relations departments in major corporations, including responding to telephone and written inquiries (which may be referred to the Consultant by the Company); preparing or reviewing press releases, reports and other communications with or to shareholders, the investment community and the general public; advising with respect to the timing, form, distribution and other matters related to such releases, reports and communications; and consulting with respect to corporate symbols, logos, names, the presentation of such symbols, logos and names, and other matters relating to corporate image;

        (f) Disseminate information regarding the Company to shareholders, brokers, dealers, other investment community professionals and the general investing public;

        (g) Conduct meetings, in person or by telephone, with brokers, dealers, analysts and other investment professionals to advise them of the Company's plans, goals and activities, and assist the Company in preparing for press conferences and other forums involving the media, investment community professionals and the general investment public;

        (h) At the Company's request, review business plans, strategies, mission statements budgets, proposed transactions and other plans for the purpose of advising the Company of the investment community implications thereof; and,

        (i) Otherwise perform as the Company's financial relations and public relations consultant.


        3. Allocation of Time and Energies. The Consultant hereby promises to perform and discharge well and faithfully the responsibilities which may be assigned to the Consultant from time to time by the officers and duly authorized representatives of the Company in connection with the conduct of its financial and investor public relations and communications activities, so long as such activities are in compliance with applicable securities laws and regulations. Consultant shall diligently and thoroughly provide the consulting services required hereunder. Although no specific hours-per-day requirement will be required, Consultant and the Company agree that Consultant will perform the duties set forth hereinabove in a diligent and professional manner. The parties acknowledge and agree that a disproportionately large amount of the effort to be expended and the costs to be incurred by the Consultant and the benefits to be received by the Company are expected to occur upon and shortly after, and in any event, within one month of the effectiveness of this Agreement. It is explicitly understood that Consultant's performance of its duties hereunder will in no way be measured by the price of the Company's common stock, nor the trading volume of the Company's common stock, both of which cannot be guaranteed by the Consultant. It is also understood that the Company is entering into this Agreement with Liviakis Financial Communications, Inc. ("LFC"), a corporation and not any individual member of LFC, and with such, Consultant will not be deemed to have breached this Agreement if any member, officer or director of LFC leaves the firm or dies or becomes physically unable to perform any meaningful activities during the term of the Agreement.

4. Remuneration. As full and complete compensation for services described in this Agreement, the Company shall compensate Consultant as follows:

4.1 For undertaking this engagement and for other good and valuable consideration, the Company agrees to issue and deliver to the Consultant a "Commencement Bonus" payable in the form of 1,900,000 options (the "Options") entitling the Consultant the right to purchase shares of the Company's Common Stock. The form and content of the Option agreement is attached hereto and referenced as "Exhibit A". Among other things, the Options will contain the following terms and conditions:

        1. the Options will be exercised at a price of One Dollar and Twelve Cents ($1.12);

        2.     the Options will be for a term of four (4) years;

        3. the Options will contain no call and/or redemption provisions;

        4. the shares of common stock issuable upon the exercise of the Options will be included in the next appropriate registration done by the Company, which shall be no later than October 1, 1997. All registration costs shall be borne solely by the Company; and,

        5.     The Options shall first become exercisable on January 1, 1998.

          This Commencement Bonus shall be issued to the Consultant promptly following execution of this Agreement and shall, when issued and delivered to Consultant, be fully paid and non-assessable. The Company understands and agrees that Consultant has foregone significant opportunities to accept this engagement and that the Company derives substantial benefit from the execution of this Agreement and the ability to announce its relationship with Consultant. The 1,900,000 Options issued as a Commencement Bonus, therefore, constitute payment for Consultant's agreement to represent the Company and are a nonrefundable, non-apportionable, and non-ratable retainer; such Options are not a prepayment for future services. If the Company decides to terminate this Agreement prior to January 2, 1998 for any reason whatsoever, it is agreed and understood that Consultant will not be requested or demanded by the Company to return any of the Options paid to it hereunder. 1,425,000 of the Options issued pursuant to this Agreement shall be evidenced by an option agreement(s) issued in the name of Liviakis Financial Communications, Inc. and 475,000 of the Options issued pursuant to this Agreement shall be evidenced by an option agreement(s) issued in the name of Robert B. Prag ("Prag").



4.2 Consultant and Prag (hereinafter referred to as "Consultants") acknowledges that both the Options and the shares issuable upon the exercise of the Options to be issued pursuant to this Agreement (the "Shares") have not been registered under the Securities Act of 1933, and accordingly are "restricted securities" within the meaning of Rule 144 of the Act. As such, the Options and the Shares may not be resold or transferred unless the Company has received an opinion of counsel reasonably satisfactory to the Company that such resale or transfer is exempt from the registration requirements of that Act.

4.3 In connection with the acquisition of Shares hereunder, the Consultants represent and warrant to the Company as follows:

        (a) Consultants acknowledge that the Consultants have been afforded the opportunity to ask questions of and receive answers from duly authorized officers or other representatives of the Company concerning an investment in the Shares, and any additional information which the Consultants have requested. (b) Consultants' investments in restricted securities is reasonable in relation to the Consultants' net worth, which is in excess of ten (10) times the Consultants' cost basis in the Shares. Consultants have had experience in investments in restricted and publicly traded securities, and Consultants have had experience in investments in speculative securities and other investments which involve the risk of loss of investment. Consultants acknowledges that an investment in the Warrants is speculative and involves the risk of loss. Consultants have the requisite knowledge to assess the relative merits and risks of this investment without the necessity of relying upon other advisors, and Consultants can afford the risk of loss of his entire investment in the Options. Consultants are (i) accredited investors, as that term is defined in Regulation D promulgated under the Securities Act of 1933, and (ii) a purchaser described in Section 25102(f)(2) of the California Corporate Securities Law of 1968, as amended.

        (c) Consultants are requiring the Options for the Consultants' own account for long-term investment and not with a view toward resale of distribution thereof except in accordance with applicable securities laws.


5. Expenses. Consultant agrees to pay for all its expenses (phone, mailing, labor, etc.), other than extraordinary items (travel required by/or specifically requested by the Company, luncheons or dinners to large groups of investment professionals, mass faxing to a sizable percentage of the Company's constituents, investor conference calls, print advertisements in publications, etc.) approved by the Company prior to its incurring an obligation for reimbursement.


6. Indemnification. The Company warrants and represents that all oral communications, written documents or materials, other than those designated by the Company to the Consultant as "confidential" or "Company private", furnished to Consultant by the Company with respect to financial affairs, operations, profitability and strategic planning of the Company are accurate and Consultant may rely upon the accuracy thereof without independent investigation. The Company will protect, indemnify and hold harmless Consultant against any claims or litigation including any damages, liability, cost and reasonable attorney's fees with respect thereto resulting from Consultant's communication or dissemination of any said information, documents or materials not designated by the Company to the Consultant as "confidential" or "Company private", excluding any such claims or litigation resulting from Consultant's communication or dissemination of information not provided or authorized by the Company. To the extent feasible, the Company agrees to make Consultant an additional insured on any and all commercial liability and directors and officers liability insurance policies and to provide Consultant with current Certificates of Insurance reflecting the same.

7. Representations. Consultant represents that it is not required to maintain any licenses and registrations under federal or any state regulations necessary to perform the services set forth herein. Consultant acknowledges that, to the best of its knowledge, the performance of the services set forth under this Agreement will not violate any rule or provision of any regulatory agency having jurisdiction over Consultant. Consultant acknowledges that, to the best of his knowledge, Consultant and its officers and directors are not the subject of any investigation, claim, decree or judgment involving any violation of the SEC or securities laws. Consultant further acknowledges that he is not a securities Broker Dealer or a registered investment advisor. Company acknowledges that, to the best of its knowledge, it has not violated any rule or provision of any regulatory agency having jurisdiction over the Company. Company acknowledges that, to the best of its knowledge, Company is not the subject of any investigation, claim, decree or judgment involving any violation of the SEC or securities laws.

8. Legal Representation. The Company acknowledges that it has been represented by independent legal counsel in the preparation of this Agreement. Consultant represents that they have consulted with independent legal counsel and/or tax, financial and business advisors, to the extent the Consultant deemed necessary.

9. Status as Independent Contractor. Consultant's engagement pursuant to this Agreement shall be as independent Contractor, and not as an employee, officer or other agent of the Company. Neither party to this Agreement shall represent or hold itself out to be the employer or employee of the other. Consultant further acknowledges the consideration provided hereinabove is a gross amount of consideration and that the Company will not withhold from such consideration any amounts as to income taxes, social security payments or any other payroll taxes. All such income taxes and other such payment shall be made or provided for by Consultant and the Company shall have no responsibility or duties regarding such matters. Neither the Company or the Consultant possess the authority to bind each other in any agreements without the express written consent of the entity to be bound.

10. Attorney's Fee. If any legal action or any arbitration or other proceeding is brought for the enforcement or interpretation of this Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with or related to this Agreement, the successful or prevailing party shall be entitled to recover reasonable attorneys' fees and other costs in connection with that action or proceeding, in addition to any other relief to which it or they may be entitled.

11. Waiver. The waiver by either party of a breach of any provision of this Agreement by the other party shall not operate or be construed as a waiver of any subsequent breach by such other party.

12. Notices. All notices, requests, and other communications hereunder shall be deemed to be duly given if sent by U.S. mail, postage prepaid, addressed to the other party at the address as set forth herein below:


   To the Company:                  Mr. Joseph Kealy
                                    Chairman
                                    International FiberCom, Inc.
                                    3615 S. 28th Street
                                    Phoenix, AZ 85040

   To the Consultant:               Liviakis Financial Communications, Inc.
                                    John M. Liviakis, President
                                    2420 "K" Street, Suite 220;
                                    Sacramento, CA 95816.


        It is understood that either party may change the address to which notices for it shall be addressed by providing notice of such change to the other party in the manner set forth in this paragraph.

13. Choice of Law, Jurisdiction and Venue. This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of California. The parties agree that Sacramento County, CA will be the venue of any dispute and will have jurisdiction over all parties.

14. Arbitration. Any controversy or claim arising out of or relating to this Agreement, or the alleged breach thereof, or relating to Consultant's activities or remuneration under this Agreement, shall be settled by binding arbitration in California, in accordance with the applicable rules of the American Arbitration Association, and judgment on the award rendered by the arbitrator(s) shall be binding on the parties and may be entered in any court having jurisdiction thereof. The provisions of Title 9 of Part 3 of the California Code of Civil Procedure, including section 1283.05, and successor statutes, permitting expanded discovery proceedings shall be applicable to all disputes that are arbitrated under this paragraph.

15. Complete Agreement. This Agreement instrument contains the entire agreement of the parties relating to the subject matter hereof. This Agreement and its terms may not be changed orally but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, extension or discharge is sought.


AGREED TO:

"Company"                           INTERNATIONAL FIBERCOM, INC.


Date:  11/5/96                      By:    /s/Joseph P. Kealy
     -----------                       ----------------------------------
                                              Joseph P. Kealy
                                              Chairman


"Consultant"                        LIVIAKIS FINANCIAL COMMUNICATIONS, INC.


Date:  11/5/96                      By:/s/John M. Liviakis  /s/Robert B. Prag
     -----------                       -------------------  --------------------
                                       John M. Liviakis     Robert B. Prag
                                       President            Sr. Vice President

                                   EXHIBIT "D"

                             JOINT FILING AGREEMENT

        Liviakis Financial Communications, Inc. and Robert B. Prag (collectively the "Parties" and individually a "Party") hereby agree that they shall file a single statement on Schedule 13D (as amended from time to time, the "Statement") with respect to their beneficial ownership of shares of Common Stock (the "Securities") of International FiberCom, Inc., an Arizona corporation, on behalf of and in satisfaction of the obligations of all of the Parties and that they shall amend the Statement from time to time as required by rules promulgated under the Securities Exchange Act of 1934, as amended.

        Each of the Parties represents and warrants that such Party is eligible to use Schedule 13D with respect to information regarding the Securities and agrees to assume responsibility for the timely filing of the Statement and any amendments thereto. Each of the Parties hereby assumes responsibility for the completeness and accuracy of the information concerning such Party contained in the Statement. No Party shall be responsible for the completeness and accuracy of the information contained in the Statement concerning the other Parties, unless such Party knows or has reason to believe that such information is incomplete or inaccurate. The execution of the Statement, including any amendment thereto, by one of the Parties shall constitute a representation by such Party that the information concerning such Party contained therein is complete and accurate and that such Party neither knows nor has any reason to believe that the information concerning the other Parties contained therein is either incomplete or inaccurate.

        This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but which together shall constitute one and the same instrument.

        In Witness Whereof, the Parties have executed this Joint Filing Agreement this tenth day of November, 1997.

                                    LIVIAKIS FINANCIAL COMMUNICATIONS, INC.


                                    By: /s/John M. Liviakis
                                       ----------------------------------

                                    /s/Robert B. Prag
                                    -------------------------------------
                                    Robert B. Prag